ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2005
(PREPARED BY MANAGEMENT)

	June 30, 2005 (UNAUDITED) $	December 31, 2004 (AUDITED) $
ASSETS		
Current		
Cash	79,849	51,173
Marketable securities (Note 2)	16,463	32,018
Accounts receivable	6,858	379
	103,170	83,570
Note receivable (Note 3)	546,903	546,903
Investment in subsidiaries (Note 3)	578,669	615,740
Interests in mining properties (Note 4)	1,011,499	1,011,499
Natural gas interests (Note 5)	1,518,971	1,434,505
Capital assets	1,565	–
Investment in technology projects	1	1
Total Assets	3,760,778	3,692,218
LIABILITIES		
Current		
Accounts payable	39,662	12,698
Loan from officer	–	35,000
Current portion of consulting charge payable	35,100	35,100
	74,762	82,798
Consulting charge payable	105,300	140,400
	180,062	223,198
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	9,359,232	9,279,232
Contributed surplus	69,950	69,950
Deficit	(5,848,466)	(5,880,162)
	3,580,716	3,469,020
Total liabilities and shareholders' equity	3,760,778	3,692,218

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2005 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2005 $	2004 $	2005 $	2004 $
Revenue				
Investment and miscellaneous income	938	1,181	2,248	2,231
Gain on sale of marketable securities	–	–	56,416	–
	938	1,181	58,664	2,231
Expenses				
Administrative expenses	16,314	44,220	25,954	56,352
Prospecting and general	66	37	292	114
Amortization	142	–	142	–
	16,522	44,257	26,388	56,466
Net income (loss) before share of net loss of equity investment	(15,584)	(43,076)	32,276	(54,235)
Share of net loss of equity investment	(300)	(205)	(580)	(985)
Net earnings (loss)	(15,884)	(43,281)	31,696	(55,220)
Net earnings (loss) per share – basic and fully diluted (Note 8)	(0.001)	(0.002)	0.001	(0.002)

CONSOLIDATED DEFICIT				
Balance, beginning of period	(5,832,582)	(5,606,100)	(5,880,162)	(5,594,161)
Net earnings (loss)	(15,884)	(43,281)	31,696	(55,220)
Balance, end of period	(5,848,466)	(5,649,381)	(5,848,466)	(5,649,381)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
	$	$	$	$
Operating activities				
Net income (loss)	(15,884)	(43,281)	31,696	(55,220)
Items not affecting cash				
Share of net loss of equity investment	300	205	580	985
Amortization	142	–	142	–
Gain on sale of marketable securities	–	–	(56,416)	–
Decrease (increase) accounts receivable	126	(2,325)	(6,480)	(1,745)
Decrease in due to director	–	–	(35,000)	–
Increase (decrease) in accounts payable	4,971	13,482	26,965	9,885
Increase (decrease) in consulting charge payable	–	–	(35,100)	–
Cash used in operating activities	(10,345)	(31,919)	(73,613)	(46,095)
Investing activities				
Deferred exploration expenditures	–	(4,976)	–	(5,344)
Proceeds on sale of marketable securities	–	–	71,971	–
Natural gas interest	(32,035)	(5,762)	(84,465)	(17,865)
Purchase of capital assets	(1,707)	–	(1,707)	–
Investment in subsidiaries	(70)	(611)	36,490	39,217
Cash provided by (used in) investing activities	(33,812)	(11,349)	22,289	16,008
Financing activities				
Issue of shares	–	9,000	80,000	24,000
Contributed surplus	–	2,400	–	2,400
Cash provided by financing activities	–	11,400	80,000	26,400
Change in cash	(44,157)	(31,868)	28,676	(3,687)
Cash, beginning of period	124,006	55,094	51,173	26,913
Cash, end of period	79,849	23,226	79,849	23,226

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005

1. **Basis of presentation**

The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting polices which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. **Marketable securities**

The marketable securities on hand at June 30, 2005 had a market value of $89,830 (December 31, 2004–$161,028).

3. **Investment in subsidiaries**

Note receivable is from Altai Philippines Mining Corporation ("Altai Philippines").

The Company has a 40% equity interest in Altai Philippines and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a

royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew"), through its subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at June 30, 2005, Crew has not yet put the property into production.

4. Interest in mining properties

	Balance, Beginning of Year $	Expenditure $	Balance, End of Period $
Malartic Township, Quebec			
Property	283,711	–	283,711
Expenditure	727,788	–	727,788
	1,011,499	–	1,011,499

5. Natural gas interests

	Balance, Beginning of Year $	Expenditure $	Balance, End of Period $
Lac St. Pierre and Sorel, Quebec			
Expenditure	1,434,505	84,465	1,518,971

6. Share capital and options

Share Capital

Authorized
An unlimited number of common shares of no par value.

Issued	**No. of shares**	**Amount** $
Issued at December 31, 2004	24,133,554	9,279,232
Issued for cash in 2005		
– flow through shares private placement	800,000	80,000
Issued at June 30, 2005	24,933,554	9,359,232

At June 30, 2005, there were 219,667 escrowed common shares outstanding.

Options

a) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At June 30, 2005, there were 1,050,000 option shares available for grant.

The following table summarizes share option activities since December 31, 2004:

	Options outstanding	
	Number of shares	**Weighted average exercise price** $
Balance at December 31, 2004	1,343,000	0.107
Cancelled	(550,000)	0.103
Balance at June 30, 2005	793,000	0.110

The following table summarizes outstanding share options at June 30, 2005:

Number of share options outstanding			**Expiry date**	**Weighted average Exercise price**
Exercisable	**Unexercisable**	**Total**		**$**
583,000	–	583,000	August 18, 2007	0.100
10,000	–	10,000	March 18, 2008	0.100
200,000	–	200,000	June 17, 2009	0.140
793,000	–	793,000		0.110

b) **Accounting for stock-based compensation cost**
In 2004, the Company adopted, retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now require that the fair value based method be applied to awards granted to employees. Under the recommendations, the Company recognises the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

For the six months ended June 30, 2005, no stock-based compensation cost had been incurred.

7. Related Party transaction

a) Consulting services were provided by two officers (one effective June 16, 2005). Fees for such services amounted to $17,613. The fees have been allocated to administrative expense ($2,309) and to resource properties ($15,304).

b) The contingent liability of the Company to an officer of the Company for consulting fees of approximately $450,000 resulted from voluntary reductions from consulting fees payable to July 31, 2004 in accordance with the terms of the consulting agreement has been cancelled with the officer's renunciation of the said claim.

8. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	June 30, 2005	**June 30, 2004**
	$	$
Numerator		
Net earnings (loss) for the period – basic and diluted	31,696	(55,220)
Denominator		
Weighted average number of shares – basic	24,802,047	24,065,275
Effect of dilutive shares		
Stock options	793,000	1,532,180
Weighted average number of shares – diluted	25,595,047	25,597,455
Basic and diluted net earnings (loss) per share	0.001	(0.002)

9. Subsequent event

In July 2005 the Company and its joint venture partner in the Lac St. Pierre and Sorel natural gas properties, Petro St-Pierre Inc. have signed an agreement with Talisman Energy Canada ("Talisman") for a portion of their oil and gas permits in the two properties. The agreement involves four permits and a fraction of a fifth one aggregating to approximately 74,250 hectares (183,500 acres).

Talisman may earn a 100% equity interest in any permit by drilling one well in that permit. Talisman has committed to drilling one well, while the other wells are optional Altai and Petro St-Pierre Inc. will retain an aggregate 15% (fifteen percent) gross royalty on all net receipts from the earned Farmout Lands.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE SIX MONTHS ENDED JUNE 30, 2005 **Dated August 16, 2005**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the six months ended June 30, 2005 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2004 ("2004 Annual MD&A") dated April 12, 2004 are relevant for the quarter under review and therefore readers are advised to read this with the 2004 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

a) Altai's three properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property, the 53.5% owned (as at December 31, 2004) Lac St. Pierre natural gas property and the 53.5% owned (as at December 31, 2004) Sorel natural gas property, were maintained in good standing in 2005.

b) In July 2005, the Company and its joint venture partner in its Lac St. Pierre and Sorel gas properties, Petro St-Pierre Inc., have signed an agreement with Talisman Energy Canada ("Talisman") of Calgary, Alberta re a portion of their oil and gas permits in the two properties. The agreement involves four permits and a fraction of a fifth one aggregating to approximately 74,250 hectares (183,500 acres) ("Farmout Lands").

According to the independent consultant, the main target in the Farmout Lands is a NE trending collapse zone 34 kilometers long averaging one kilometer in width. It may extend further SE within the Farmout Lands. The zone appears as a depression at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York state, West Virginia and elsewhere in the Appalachians. In addition to Trenton formation the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians.

Talisman may earn a 100% equity (working) interest in any permit by drilling one well in that permit. Talisman has committed to drilling one well, while the other wells are optional. The option extends to April 2010. Altai and Petro St-Pierre Inc. will retain an aggregate 15% (fifteen percent) gross royalty on all net receipts from the Farmout Lands.

Altai is pleased with the involvement of Talisman which has not only the means but more importantly the know-how to bring this project to a successful conclusion if nature cooperates and there is a discovery.

Development of a gas storage site or sale of storage rights remains an important aim of the project for Altai.

c) In the latest annual meeting of the Company's shareholders, Niyazi Kacira, K. Sethu Raman, Rejean Paul and William Denning have been elected directors. The Board has appointed Maria Au, MBA, CGA as Secretary-Treasurer of the Company.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

a) In the six months ended June 30, 2005, the Company incurred a net earnings of $31,696 including its share ($580) of the net loss of equity investment in Altai Philippines. The earnings are mainly due to the sale of some marketable securities.

b) During the six months, the major sources of funding for the Company's exploration work in the Lac St. Pierre and Sorel natural gas properties came from the receipt in January 2005 of its share (US$30,000) of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines and a flow-through private placement of $80,000 made by an accredited investor.

c) The contingent liability of the Company to an officer of the Company for consulting fees of approximately $450,000 resulted from voluntary reductions from consulting fees payable to July 31, 2004 in accordance with the terms of the consulting agreement has been cancelled with the officer's renunciation of the said claim.

d) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and have increased in market value in 2005 to date compared to 2004 year end.

OUTSTANDING SHARES

As of August 16, 2005, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	24,933,554	24,802,047
Share options	793,000	793,000
Common shares fully diluted	25,726,554	25,595,047

Form 52-109FT2

Certification of Interim Filings

I, Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc., certify th

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **June 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 18, 2005

"Niyazi Kacira"

Signature
President and Chief Executive Officer

Form 52-109FT2

Certification of Interim Filings

I, Maria Au, the Secretary-Treasurer of Altai Resources Inc., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **June 30, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 18, 2005

"Maria Au"

Signature
Secretary-Treasurer